Filed Pursuant to Rule 424(b)(3)
File No. 333-156450
Prospectus Supplement No. 6
(to prospectus dated December 31, 2008, as supplemented on January 12, 2009,
February 4, 2009, March 5, 2009, April 8, 2009 and April 15, 2009)

3,710,825 SHARES

COMMON STOCK

This prospectus supplement supplements information contained in the prospectus dated December 31, 2008 as supplemented on January 12, 2009, February 4, 2009, March 5, 2009, April 8, 2009 and April 15, 2009, referred to as the “prospectus,” relating to the resale by selling security holders of up to 3,710,825 shares of our common stock, $.0001 par value, issuable upon the exercise of warrants issued in connection with a financing transaction in June 2008.  You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

The statements contained in this prospectus supplement are deemed to be made throughout the prospectus and shall modify or supersede any conflicting statements contained in the prospectus, in each case to the extent applicable.

Investment in our securities involves a high degree of risk.  See “Risk Factors” beginning on page 4 of the prospectus for a discussion of risks that you should consider prior to investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is May 14, 2009.

Expiration of Warrants and Unit Purchase Option

Warrants to purchase 11,040,000 shares of our common stock and the unit purchase option to purchase 240,000 units issued in April 2005 expired on April 17, 2009 at 5:00 p.m., New York City time, in accordance with the terms of such securities.  These securities were issued in connection with our public offering in 2005.  The warrants were initially issued as part of a unit consisting of one share of common stock and two warrants.  Each unit comprising the unit purchase option also consisted of one share of common stock and two warrants.

Blue Lake Promissory Note and Issuance of Escrow Shares

On April 14, 2008, ClearPoint Resources, Inc., referred to as CPR, our wholly-owned subsidiary, issued an Amended and Restated Promissory Note, referred to as the Blue Lake Note, to Blue Lake Rancheria, referred to as Blue Lake, with a principal amount of $1,290,000.  We agreed to have 900,000 shares, referred to as the Escrow Shares, of our common stock issued in the name of Blue Lake, such Escrow Shares to be held in escrow, pursuant to an escrow agreement, dated as of April 14, 2008, referred to as the Escrow Agreement, as security for CPR’s due performance of its obligations under the Blue Lake Note.

CPR did not make the required payments of: (i) $50,000 in January, 2009 and (ii) $490,000, plus accrued interest of $32,743.84 in April, 2009 under the Blue Lake Note.  On May 1, 2009, we received a notice from Blue Lake indicating CPR’s failure to pay such amounts and demanding that we immediately pay a total of approximately $572,744.  Pursuant to the terms of the Blue Lake Note, CPR’s failure to make the foregoing payments when due constitutes an event of default if not cured within five business days of receipt of written notice from Blue Lake.  We did not cure such default on or prior to May 8, 2009.  On May 7, 2009, Blue Lake requested disbursement of the Escrow Shares and, pursuant to the Escrow Agreement, the escrow agent is obligated to deliver the Escrow Shares to Blue Lake 10 calendar days after receipt of the request for disbursement.

ComVest Waiver

An event of default under the Blue Lake Note triggers a cross-default provision pursuant to the Revolving Credit and Term Loan Agreement dated June 20, 2008, as amended, referred to as the Loan Agreement, between us and ComVest Capital, LLC, referred to as ComVest.  In addition, a default under the Loan Agreement would trigger a cross-default provision pursuant to the Loan Modification and Restructure Agreement dated June 20, 2008 among us, Manufacturers and Traders Trust Company and the other parties thereto, unless the default under the Loan Agreement is waived in writing by ComVest.  On May 13, 2009, ComVest executed a waiver letter, referred to as the Waiver, to the Loan Agreement.  Pursuant to the Waiver, ComVest waived the cross-default provision which would have been triggered by CPR’s failure to make the payments due under the Blue Lake Note, provided that such payments due under the Blue Lake Note are paid solely in Escrow Shares.